

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

April 8, 2009

W. Nicholas Howey
Chairman and Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street
Suite 3710
Cleveland, OH 44114

      Re: TransDigm Group Incorporated
              Form 10-K: For the fiscal year ended September 30, 2008
              Schedule 14A: For the period ended January 16, 2009
              Commission file number: 001-32833

Dear Mr. Howey:

      We have reviewed the responses by Gregory Rufus to the comments in the letter sent by Lyn Shenk dated February 27, 2009 and have the following comments in response.

Schedule 14A for the period ended January 16, 2009

Objectives of the Executive Compensation Program, page 14

1. In your response to prior comment 9, you state that if you adopt a program that uses target bonuses, you will "disclose the target bonus, either as an amount or a percentage of salary." However, we note that you must also disclose the targets themselves. Please confirm that if you adopt a program that uses targets you will disclose in future filings all targets that must be achieved in order for your named executive officers to earn their incentive compensation.

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      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mathew Spitzer at 202-551-3227 or the undersigned at 202-551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor